EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statements on Form S-8 (333-84476), Form S-8 (333-60704) and Form S-8 (333-49982) pertaining to the Employee Share Option Plans of Camtek Ltd. of our report dated March 11, 2003 with respect to the consolidated financial statements of Camtek Ltd. included in its annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

/s/ Eisner LLP	/s/ Goldstein Sabo Tevet

Eisner LLP	Goldstein Sabo Tevet
Certified Public Accountants (Isr.)
New York, New York	Tel Aviv, Israel
June 27, 2003